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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ADC TELECOMMUNICATIONS, INC.
(Name of Subject Company — Issuer)

ADC TELECOMMUNICATIONS, INC.
(Name of Filing Persons — Offeror)

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $.20 PER SHARE
(Title of Class of Securities)

JEFFREY D. PFLAUM
VICE PRESIDENT, CHIEF LEGAL OFFICER AND CORPORATE SECRETARY
ADC TELECOMMUNICATIONS, INC.
13625 TECHNOLOGY DRIVE
EDEN PRAIRIE, MINNESOTA 55344-2252
(952) 938-8080
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

WITH A COPY TO:
 JAY L. SWANSON
DORSEY & WHITNEY LLP
50 SOUTH SIXTH STREET
MINNEAPOLIS, MINNESOTA 55402
(612) 340-2600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable	Not applicable

*No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:
Form or Registration Number:
Filing Party:
Date Filed:
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Attachments:

(1)
ADCannounce Message sent to employees of ADC Telecommunications, Inc. on January 21, 2003
(2)
Memorandum dated January 21, 2003 to eligible employees of ADC Telecommunications, Inc. from Rick Roscitt, Chairman and Chief Executive Officer
(3)
Stock Option Exchange Program Question and Answer, dated January 21, 2003
(4)
Glossary for Exchange Program, dated January 21, 2003
(5)
Resources related to Exchange Program, dated January 21, 2003
(6)
Country Participation Status, dated January 21, 2003
(7)
Summary of Exchange Program, dated January 21, 2003
(8)
Tools for Managers, dated January 21, 2003

Attachment (1)

ADC Confidential—For Internal Purposes Only

        As I stated in the last Town Hall Meeting, ADC's Board of Directors has submitted, for approval by our shareowners, a voluntary Stock Option Exchange Program. The Exchange Program, if approved, is designed to let eligible ADC employees exchange some or all of their eligible stock options for a lesser number of options at a new exercise price.

        This week, ADC filed its proxy statement related to our upcoming annual meeting. Included in the proxy statement are further details about the Stock Option Exchange Program for eligible ADC employees.

        While this program directly impacts only those employees who hold eligible stock options, we believe that it is in the best interest of all our shareowners by effectively providing the employee incentive and retention objectives that the original stock options were intended to provide. Improving ADC's business performance goes hand-in-hand with incenting and rewarding employees. In this regard, this program has the potential to benefit ADC and its shareowners and employees.

        As I mentioned in the December Town Hall, there are several requirements that must be met for this voluntary Stock Option Exchange Program to be available. The next requirement will be achieving shareowner approval at our Annual Shareowner's Meeting in March.

        The following provides a high-level targeted timeframe that will be communicated in more detail to eligible employees:

March 4, 2003	ADC's Annual Shareowner's Meeting—Approval MUST be received from our shareowners in order to proceed
May 2003	Exchange Ratios determined
June 2003 (Anticipated date)	Plan documents provided to eligible employees
June 2—June 27, 2003	Election period (Anticipated dates)
Late December 2003	New options granted for eligible employees who elected to participate in the Program (Anticipated date)

        I'm delighted that ADC's Board of Directors approved this program for shareowner approval and I thank you for your continued efforts to win in our marketplace and return ADC to growth and profitability in 2003.

        If you are an ADC shareowner, you should review the complete Proxy Statement prior to casting your vote.

Notice Concerning Stock Option Exchange Program

        ADC has recently filed and begun distribution of its proxy statement in connection with the annual shareowners meeting on March 4, 2003. The proxy statement contains important information regarding the proposal related to this exchange and should be read carefully by shareowners prior to voting. ADC has not commenced the exchange offer referred to in this communication, and will not unless shareowners approve the exchange program at the annual shareowners meeting on March 4, 2003. ADC's Board of Directors has reserved the right to amend, postpone or terminate the proposed exchange program in the event of changed circumstances prior to the end of the exchange offer period. If and at the time the exchange offer is commenced, ADC will provide optionholders who are eligible to participate in the exchange offer with written materials explaining the precise terms and timing of the exchange offer. Employees who are eligible to participate in the exchange offer should read these written materials carefully when they become available because they will contain important information about the exchange offer, including certain risks associated with the exchange offer. Upon the commencement of the exchange offer, ADC will also file the written materials relating to the exchange offer with the Securities and Exchange Commission as part of a tender offer statement. ADC's shareowners and optionholders will be able to obtain these written materials and other documents filed by ADC with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission's web site at www.sec.gov or from ADC's investor Relations web site at www.adc.com/investor by clicking on Financial Information, then clicking on SEC Filings.

01/21/03

# # #

Attachment (2)

ADC Confidential—For Internal Purposes Only

        As I stated in the ADCannounce that went out this morning to all ADC employees, I would be following up with employees that currently hold ADC options.

        As a current holder of ADC stock options, you may be eligible for the Stock Option Exchange Program. Some details on eligibility are included in the proxy statement. Please note that eligibility and terms and conditions may vary by country.

        There are no action items on your part right now, other than the responsibility, if you are a shareowner, to review the proxy statement and vote.

        ADC's stock option programs are designed to align your compensation with the creation of shareholder value, and to provide a long-term incentive to our employees. Because ADC's stock price has decreased significantly, the perception is that most options at higher prices have significantly reduced value.

        To address this, ADC's Board of Directors approved the Stock Option Exchange Program pending approval from our shareowners. This program gives eligible employees a one-time choice to cancel existing stock options in June 2003 (anticipated date) and exchange them for new options to be issued on or about December 29, 2003 (new grant date). There are many details to this program, both legal and administrative and I encourage you to read everything you receive before deciding whether or not to participate.

        As you are an employee who may be eligible for this program, I wanted to share with you a link to an electronic library containing information on:

STOCK OPTION EXCHANGE PROGRAM ONLINE LIBRARY
•	Overall summary sheet highlighting key details
•	Support Resources for more information/place to ask questions
•	Updated Questions and Answers
•	Glossary of Terms
•	Proxy Excerpt
•	Country Participation Status

        If you are an ADC shareowner, you will be provided with a copy of the proxy statement related to this proposal.

        The next communication you'll receive will be notification of the results of the Shareowner's vote. If approved, we expect to provide election materials in early June. The election window is expected to be 20 days; so if you decide to participate, submit your election early.

        I'm delighted that ADC's Board of Directors submitted this program for shareowner approval and I thank you for your continued efforts to win in our marketplace and return ADC to growth and profitability in 2003.

        Providing eligible employees with this choice allows ADC to reinvigorate your perception of ADC's stock options as a meaningful form of compensation and recognition. It also acknowledges your continued dedication through these challenging times.

        A copy of the portion of the proxy statement that summarizes this proposal is available on Broadway in the Stock Option Exchange Program Library (Broadway/You@ADC/My Money/Stock Option Exchange Program Library)

        Want to verify your stock option holdings? Check online at the UBS PaineWebber site http://www.cefs.ubspainewebber.com/ADCT

        Can't remember your PIN access number? Click here to request/change your PIN to access the UBS PaineWebber site or contact them at the numbers listed below

UBS PaineWebber:
U.S. only	888-844-2823
Outside the U.S.	201-272-7069

Notice Concerning Stock Option Exchange Program

        ADC has recently filed and begun distribution of its proxy statement in connection with the annual shareowners meeting on March 4, 2003. The proxy statement contains important information regarding the proposal related to this exchange and should be read carefully by shareowners prior to voting. ADC has not commenced the exchange offer referred to in this communication, and will not unless shareowners approve the exchange program at the annual shareowners meeting on March 4, 2003. ADC's Board of Directors has reserved the right to amend, postpone or terminate the proposed exchange program in the event of changed circumstances prior to the end of the exchange offer period. If and at the time the exchange offer is commenced, ADC will provide optionholders who are eligible to participate in the exchange offer with written materials explaining the precise terms and timing of the exchange offer. Employees who are eligible to participate in the exchange offer should read these written materials carefully when they become available because they will contain important information about the exchange offer, including certain risks associated with the exchange offer. Upon the commencement of the exchange offer, ADC will also file the written materials relating to the exchange offer with the Securities and Exchange Commission as part of a tender offer statement. ADC's shareowners and optionholders will be able to obtain these written materials and other documents filed by ADC with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission's web site at www.sec.gov or from ADC's investor Relations web site at www.adc.com/investor by clicking on Financial Information, then clicking on SEC Filings.

01/21/03

# # #

2

Attachment (3)

ADC CONFIDENTIAL—FOR INTERNAL USE ONLY

Stock Option Exchange Program
Question and Answer

Q1	Why does ADC wish to implement this program?
A1
ADC utilizes stock options as long-term compensation incentives for employees. Due to market declines over the past two years, many ADC employees hold options priced significantly higher than our current stock price. Recognizing this disparity, our Board of Directors has approved this program, pending shareowner approval, so that our employees can start anew with options priced in a way that we hope will reward current and future efforts to grow our company.
Q2	Why is this good for me?
A2
This program may be beneficial to you if you have options with exercise prices at values significantly higher than today's current stock price and that otherwise qualify for the program. Because this program will provide you an opportunity to exchange those options for a lesser number of new options with exercise prices equal to our stock price at the time of the new grant, the result is a potentially higher return on your options moving forward.
Q3	Who is eligible to participate?
A3
To be eligible, you must be an ADC employee on the last day of the election period in June 2003 (anticipated date). Based on ADC's recent average stock trading range, the option exchange would apply to eligible employees' options that have an exercise price equal to or greater than $4.00 per share and an expiration date on or after January 1, 2004.

Some employees outside of the U.S. may not qualify to participate in the program. In addition, ADC's five most highly compensated officers and Board members will not be eligible to participate in the program.

If the program is approved by shareowners, complete and final eligibility requirements will be included in the Stock Option Exchange Program plan documents to be distributed to employees in June 2003 (anticipated date).
Q4	Will the program be available in countries outside the U.S.?
A4
ADC intends to offer this program worldwide, where practical and feasible. Currently, we are working to evaluate the possibilities for this program for our employees outside the United States and will provide more detail as available on the exact countries where this program will be possible.
Q5	Do I have to participate in the program?
A5
No. The program is strictly voluntary. If the program is approved by shareowners, there will be an election period in June 2003 (anticipated date) of at least 20 U.S. business days where employees can either elect or decline to participate.
Q6	Do I have to exchange all of my options?
A6
Eligible employees can elect to exchange just portions of their options and are not required to exchange all of their options eligible for the program, subject to some conditions that will be more fully described in subsequent materials.

Q7	What will I have to do to participate in the program?
A7
As a potential participant, there are no immediate actions at this time. If you are an ADC shareowner, you will have the opportunity to vote on the program beginning in January when proxy statements and voting materials are distributed.

In January, ADC will issue more details about the exchange program to employees and shareowners when it files its proxy statement. If ADC shareowners approve the program at the annual shareowners meeting in March, then in June (approximate timeframe), there will be an election period of at least 20 U.S. business days during which eligible employees must elect or decline to participate in the program. Election forms and final instructions will be made available at that time.
Q8	Why will it take so long to start the program?
A8	The June requirement is necessary in order for ADC to comply with accounting rules, which require a six-month delay from its last option grant date for eligible participants.
Q9	Will my vesting schedule change?
A9
Yes. The vesting schedule of the new options issued to employees in the U.S. and most other countries is included in the program information on Broadway/You@ADC/My Money/Stock Option Exchange Program. Please note that there may be variations on this vesting schedule in some counties in order to take advantage of local tax preferences.
Q10	Why won't I get the same number of options I trade in?
A10
The exchange will not be a one-for-one option exchange for employees because we have determined it to be in the best interest of our shareowners to establish a "value-for-value" based program. If we do not exchange options at rates that reduce the overall number of options outstanding, it eliminates a key benefit to shareowners and could affect their decision to approve the program.
Q11	What happens if I elect to participate in the program, but leave ADC voluntarily prior to the grant date?
A11
If an eligible employee who surrenders options in the program voluntarily terminates their employment with ADC or a participating subsidiary prior to the date of grant of the replacement options, that employee will not receive any replacement options.
Q12	What if I elect to participate in the program but am laid off by ADC prior to the grant date?
A12
Employees in this situation will be granted 20 percent of the new options they otherwise would have received in the exchange. These new options will be granted on the same date as the new options granted to other participants.

If the program is approved by shareowners, complete and final eligibility requirements will be included in the Stock Option Exchange Program plan documents to be distributed to employees in June 2003 (anticipated date).
Q13	What will the exchange ratios be?
A13
Final exchange ratios will be determined and communicated prior to the election period in June 2003 (anticipated date). You can estimate what your replacement option grant would be if you divide your current eligible option amounts by the exchange ratio for each tier.
Q14	Do I need to supply my original option agreements to participate?
A14	No. There will be an election form to document your decision.

2

Q15	I have some recent options with a relatively low exercise price. Why do I have to participate?
A15	Employees are not required to participate and may elect to exchange only portions of their options, subject to some conditions that will be more fully described in subsequent materials.
Q16	Have other companies implemented such a program?
A16	Yes. Companies such as Lucent, Nortel and Kodak have implemented similar programs. Each of these programs has some differences from ADC's program but the main program objectives were similar.
Q17	What is the difference between this program and directly repricing options?
A17
A program to reprice options directly would result in different accounting treatment and could negatively impact earnings. ADC has elected to use the stock option exchange program as an alternative to direct repricing of options because exchange programs are more commonly used in today's market and are more favorable to our accounting needs.
Q18	Why can the Board of Directors terminate the program?
A18	In our dynamic industry and economy, circumstances could change significantly prior to June 2003. For this reason, the Board has decided to reserve the right to terminate the program.
Q19	If I do elect to participate in this program, when will the new options be granted?
A19	You may exchange your current eligible options for new options to be issued on or about December 29, 2003 (new grant date).
Q20	Where do I go to get more information about the program?
A20	More information on this program can be found on Broadway/You@ADC/My Money/Stock Option Exchange Program.

Notice Concerning Stock Option Exchange Program

        ADC has recently filed and begun distribution of its proxy statement in connection with the annual shareowners meeting on March 4, 2003. The proxy statement contains important information regarding the proposal related to this exchange and should be read carefully by shareowners prior to voting. ADC has not commenced the exchange offer referred to in this communication, and will not unless shareowners approve the exchange program at the annual shareowners meeting on March 4, 2003. ADC's Board of Directors has reserved the right to amend, postpone or terminate the proposed exchange program in the event of changed circumstances prior to the end of the exchange offer period. If and at the time the exchange offer is commenced, ADC will provide optionholders who are eligible to participate in the exchange offer with written materials explaining the precise terms and timing of the exchange offer. Employees who are eligible to participate in the exchange offer should read these written materials carefully when they become available because they will contain important information about the exchange offer, including certain risks associated with the exchange offer. Upon the commencement of the exchange offer, ADC will also file the written materials relating to the exchange offer with the Securities and Exchange Commission as part of a tender offer statement. ADC's shareowners and optionholders will be able to obtain these written materials and other documents filed by ADC with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission's web site at www.sec.gov or from ADC's investor Relations web site at www.adc.com/investor by clicking on Financial Information, then clicking on SEC Filings.

01/21/03

# # #

3

Attachment (4)

ADC Confidential—For Internal Purposes Only

Glossary for Exchange Program*

Eligible Employee

        Option holders who hold eligible options who are employed by ADC or participating subsidiaries on the last day of the election period in June 2003 (anticipated date). (Some employees outside of the US may not qualify to participate in the program.)

Eligible Stock Options

        Based on ADC's recent stock trading range, the option exchange would apply to eligible employees' options that have an exercise price equal to or greater than $4.00 (US) per share and an expiration date on or after January 1, 2004. The final determination of the eligible options will depend on ADC's stock price near the time the exchange offer is commenced.

Exchange Ratio

        Based on a possible range of ADC stock prices, a series of "exchange ratios' have been established using the Black-Scholes valuation model. ADC will determine the actual exchange ratios to be used in the exchange program based on the fair market value of ADC's common stock shortly before the exchange offer begins in June 2003 (anticipated date).

Exercise

        Once vested, you use your options to buy shares of ADC stock. You are `exercising' your right to buy ADC stock at the exercise price.

Expiration Date

        The date your options expire and you no longer have the opportunity to exercise them (the last day of the term).

Fair Market Value

        For purposes of establishing the exchange ratios, the fair market value of our common stock will be the average of the closing prices of the common stock over a period of 20 consecutive trading days ending within 45 days prior to the commencement of the exchange offer. This will be the value that determines the exchange ratios to be applied. For purposes of establishing the exercise price of the new options, the fair market value shall be the average between the high and the low trading prices on the date of the grant as reported on The NASDAQ Stock Market.

Grant Date

        The date your option is awarded to you. For the Stock Option Exchange Program, the grant date for the replacement options is expected to be on or about December 29, 2003.

Exercise Price

        The price at which you are given the opportunity to purchase shares in the future. For purposes of establishing the exercise price of the new options, the fair market value shall be the average between the high and the low trading prices on the date of the grant as reported on The NASDAQ market.

*
Terms and conditions may vary by country.

Stock Options

        The right to buy stock in the future at a specified price (exercise price) within a set period of time. In our communications, "stock options" and "options" are used interchangeably.

Stock Price

        The price of ADC stock on The NASDAQ Stock Market at a specified period of time.

Term

        The length of time the optionholder has to exercise their options. Under the Exchange Program, each new option will have a "term' of seven (7) years from the date of grant.

Vested

        The completion of a specified waiting period, after which you may exercise your stock options.

Vesting Date

        The date the increments of options become available to you, based on the vesting schedule, to exercise. Assuming all vesting conditions have been meet, you may exercise your stock options on or after this date, but not after the term of the options.

Vesting Schedule

        Generally, the new options will vest 25% on the six-month anniversary of the grant date, and an additional 25% will vest at the end of each subsequent six-month period. The options will be fully vested two years from the grant date, subject to continued employment. There may be variations of this vesting schedule in certain countries, in order to take advantage of local tax preferences.

Glossary/2003 ADC Stock Option Exchange Program

2

Notice Concerning Stock Option Exchange Program

        ADC has recently filed and begun distribution of its proxy statement in connection with the annual shareowners meeting on March 4, 2003. The proxy statement contains important information regarding the proposal related to this exchange and should be read carefully by shareowners prior to voting. ADC has not commenced the exchange offer referred to in this communication, and will not unless shareowners approve the exchange program at the annual shareowners meeting on March 4, 2003. ADC's Board of Directors has reserved the right to amend, postpone or terminate the proposed exchange program in the event of changed circumstances prior to the end of the exchange offer period. If and at the time the exchange offer is commenced, ADC will provide optionholders who are eligible to participate in the exchange offer with written materials explaining the precise terms and timing of the exchange offer. Employees who are eligible to participate in the exchange offer should read these written materials carefully when they become available because they will contain important information about the exchange offer, including certain risks associated with the exchange offer. Upon the commencement of the exchange offer, ADC will also file the written materials relating to the exchange offer with the Securities and Exchange Commission as part of a tender offer statement. ADC's shareowners and optionholders will be able to obtain these written materials and other documents filed by ADC with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission's web site at www.sec.gov or from ADC's investor Relations web site at www.adc.com/investor by clicking on Financial Information, then clicking on SEC Filings.

01/21/03

# # #

3

Attachment (5)

Resources

        You have a number of resources available to you throughout the election period to ensure your decision is an informed one.

        Support resources include:

On Broadway (ADC's intranet) available 24-hours a day, 7-days a week.:

        Click HERE for the Stock Option Exchange Program Online Library (Broadway/You@ADC/My Money/Stock Option Exchange Online Library), which includes:

  •
  Overall summary sheet highlighting key details

  •
  Support Resources for more information/place to ask questions

  •
  Updated Questions and Answers

  •
  Glossary of Terms

  •
  Proxy Excerpt

  •
  Country Participation Status

        Want to verify your stock option holdings? Check online at the UBS PaineWebber site http://www.cefs.ubspainewebber.com/ADCT or call them at the numbers listed below:

U.S. only	888-844-2823
Outside the U.S.	201-272-7069

        Can't remember your PIN access number for the UBS PaineWebber site? Click here to request/change your PIN to access the UBS PaineWebber site.

The You@ADC Team can provide clarification regarding terms and conditions of the program as outlined in these materials.

Telephone:	952.917.1000 (Twin Cities)
Toll-free:	1.866.901.0707
Fax:	1.952.917.0890
E-mail:	You ADC@adc.com

        Important: The You@ADC Team cannot assist you in your decision-making process, nor can they provide you with counseling or additional information beyond what is provided in your materials.

        If you do not have access to Broadway, you can call the You@ADC Team (numbers listed above) to find out the details of the program.

You are encouraged to consult your own tax or financial advisor before electing to participate in the Stock Option Exchange Program.

        Neither ADC nor any of its employees may advise you about what decision you should make.

Notice Concerning Stock Option Exchange Program

        ADC has recently filed and begun distribution of its proxy statement in connection with the annual shareowners meeting on March 4, 2003. The proxy statement contains important information regarding the proposal related to this exchange and should be read carefully by shareowners prior to voting. ADC has not commenced the exchange offer referred to in this communication, and will not unless shareowners approve the exchange program at the annual shareowners meeting on March 4, 2003. ADC's Board of Directors has reserved the right to amend, postpone or terminate the proposed exchange program in the event of changed circumstances prior to the end of the exchange offer period. If and at the time the exchange offer is commenced, ADC will provide optionholders who are eligible to participate in the exchange offer with written materials explaining the precise terms and timing of the exchange offer. Employees who are eligible to participate in the exchange offer should read these written materials carefully when they become available because they will contain important information about the exchange offer, including certain risks associated with the exchange offer. Upon the commencement of the exchange offer, ADC will also file the written materials relating to the exchange offer with the Securities and Exchange Commission as part of a tender offer statement. ADC's shareowners and optionholders will be able to obtain these written materials and other documents filed by ADC with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission's web site at www.sec.gov or from ADC's investor Relations web site at www.adc.com/investor by clicking on Financial Information, then clicking on SEC Filings.

01/21/03

# # #

Tools for Managers/2003 ADC Stock Option Exchange Program

Attachment (6)

ADC CONFIDENTIAL—FOR INTERNAL USE ONLY

Country Participation Status

        Currently, we anticipate that eligible employees in the following countries WILL be able to participate in the ADC Stock Option Exchange Program (if approved by ADC's shareowners). The final terms of the program for each country will be detailed in the materials distributed in June 2003 (anticipated date). Our current expectations regarding the countries in which the program will be available remains subject to change as we continue our research or circumstances change.

        Countries:

  •
  US

  •
  Australia

  •
  Belgium

  •
  Canada

  •
  Germany

  •
  Hungary

  •
  Ireland

  •
  Israel

  •
  Malaysia

  •
  Mexico

  •
  Netherlands

  •
  Singapore

  •
  South Africa

  •
  Venezuela

  •
  UK

  •
  UAE

        We have determined that employees in the following countries will NOT be able to participate in the ADC Stock Option Exchange Program (if approved by ADC's shareowners):

        Countries:

  •
  Austria

  •
  Finland

  •
  Poland

  •
  Sweden

        ADC is still investigating potential issues regarding participation in the Stock Option Exchange Program. If your country is not listed, it means ADC is still determining it's eligibility for this specific program.

Notice Concerning Stock Option Exchange Program

        ADC has recently filed and begun distribution of its proxy statement in connection with the annual shareowners meeting on March 4, 2003. The proxy statement contains important information regarding the proposal related to this exchange and should be read carefully by shareowners prior to voting. ADC has not commenced the exchange offer referred to in this communication, and will not unless shareowners approve the exchange program at the annual shareowners meeting on March 4, 2003. ADC's Board of Directors has reserved the right to amend, postpone or terminate the proposed exchange program in the event of changed circumstances prior to the end of the exchange offer period. If and at the time the exchange offer is commenced, ADC will provide optionholders who are eligible to participate in the exchange offer with written materials explaining the precise terms and timing of the exchange offer. Employees who are eligible to participate in the exchange offer should read these written materials carefully when they become available because they will contain important information about the exchange offer, including certain risks associated with the exchange offer. Upon the commencement of the exchange offer, ADC will also file the written materials relating to the exchange offer with the Securities and Exchange Commission as part of a tender offer statement. ADC's shareowners and optionholders will be able to obtain these written materials and other documents filed by ADC with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission's web site at www.sec.gov or from ADC's investor Relations web site at www.adc.com/investor by clicking on Financial Information, then clicking on SEC Filings.

01/21/03

# # #

2

Attachment (7)

ADC Confidential—For Internal Purposes Only

Summary*

        This Summary is intended to provide a brief overview of the Stock Option Exchange Program. If approved by shareowners, a detailed Stock Option Exchange Program Tender Offer packet will be provided to eligible employees at a later date and will contain all the terms and conditions of the Program.

What is the Stock Option Exchange Program?

        Because ADC's stock price has decreased, there may be a perception that current stock options have greatly reduced value. Therefore, they are no longer serving their intended purpose.

        To address this, ADC's Board of Directors determined it would be in the best interest of ADC and our shareowners to implement a stock option exchange program.

        This program gives eligible employees the opportunity to surrender existing options in June 2003 (anticipated date) for a commitment of fewer new options at a new exercise price to be issued on or about December 29, 2003. A new term and vesting schedule period will apply to the new options.

Who is eligible to participate?

        All employees of ADC** and participating subsidiaries who hold ADC stock options and are an ADC employee on the last day of the election period are eligible. Eligible employees must be continually employed by ADC or a participating subsidiary throughout the election period.

        Based on ADC's recent average stock trading range, the option exchange would apply to eligible employees' options that have an exercise price equal to or greater than $4.00 per share and an expiration date on or after January 1, 2004. This threshold amount may be adjusted upwards if conditions change.

        Some employees outside the US may not qualify to participate in the program because of local laws related to the options or exchange program.

How do I elect to participate?

        There is no action required of you at this time. It is anticipated that you will receive election materials in June 2003.

What if I decide not to participate?

        If you decide to keep your current options, and do not want to participate in the program, simply do nothing. You do not need to reply if you do not want to participate. No response from you will mean that your current options remain in effect under the original terms and conditions of those options.

*
Terms and conditions may vary by country.

**
ADC's five most highly compensated officers and Board members will not be eligible to participate in the program.

Summary/2003 ADC Stock Option Exchange Program

Notice Concerning Stock Option Exchange Program

        ADC has recently filed and begun distribution of its proxy statement in connection with the annual shareowners meeting on March 4, 2003. The proxy statement contains important information regarding the proposal related to this exchange and should be read carefully by shareowners prior to voting. ADC has not commenced the exchange offer referred to in this communication, and will not unless shareowners approve the exchange program at the annual shareowners meeting on March 4, 2003. ADC's Board of Directors has reserved the right to amend, postpone or terminate the proposed exchange program in the event of changed circumstances prior to the end of the exchange offer period. If and at the time the exchange offer is commenced, ADC will provide optionholders who are eligible to participate in the exchange offer with written materials explaining the precise terms and timing of the exchange offer. Employees who are eligible to participate in the exchange offer should read these written materials carefully when they become available because they will contain important information about the exchange offer, including certain risks associated with the exchange offer. Upon the commencement of the exchange offer, ADC will also file the written materials relating to the exchange offer with the Securities and Exchange Commission as part of a tender offer statement. ADC's shareowners and optionholders will be able to obtain these written materials and other documents filed by ADC with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission's web site at www.sec.gov or from ADC's investor Relations web site at www.adc.com/investor by clicking on Financial Information, then clicking on SEC Filings.

01/21/03

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        Today, ADC filed its proxy statement with the SEC. An ADCannounce will be sent to employees in the next hour with additional details regarding the Stock Option Exchange Program. As a leader at ADC, it is important for you to understand your role in what you can and cannot do with regard to providing advice to employees on this Program.

ADC Confidential—For Internal Purposes Only

Tools for Managers

        Stock Option Exchange Program

What Should You Do?

        As a manager, you should ensure your eligible employees are aware of the program and you should refer eligible employees to a number of resources available to them throughout the election period so their decision is an informed one. It is important that participating employees have the opportunity to make an informed and educated decision on their own behalf.

        Support resources for the Stock Option Exchange Program include:

          Online library on Broadway/You@ADC/My Money available 24-hours a day, 7-days a week. The site includes:

STOCK OPTION EXCHANGE PROGRAM ONLINE LIBRARY
•	Overall summary sheet highlighting key details
•	Support Resources for more information/place to ask questions
•	Updated Questions and Answers
•	Glossary of Terms
•	Proxy Excerpt
•	Country Participation Status

          You can refer employee questions to You@ADC. The You@ADC team will not coach employees in their decision-making process, but they will be able to provide eligibility status, deadline information and clarification regarding any questions on program materials.

•	Telephone:	1.952.917.1000 (Twin Cities)
•	Toll-free:	1.866.901.0707
•	Fax:	1.952.917.0890
•	E-mail:	You ADC@adc.com

What shouldn't you do?

        As a manager, do not tell your employees whether or not they should participate in this program or try to elaborate on details of the program. You cannot assist your employees in their decision-making process, nor can you provide counseling or additional information beyond what is provided by ADC.

Notice Concerning Stock Option Exchange Program

        ADC has recently filed and begun distribution of its proxy statement in connection with the annual shareowners meeting on March 4, 2003. The proxy statement contains important information regarding the proposal related to this exchange and should be read carefully by shareowners prior to voting. ADC has not commenced the exchange offer referred to in this communication, and will not unless shareowners approve the exchange program at the annual shareowners meeting on March 4, 2003. ADC's Board of Directors has reserved the right to amend, postpone or terminate the proposed exchange program in the event of changed circumstances prior to the end of the exchange offer period. If and at the time the exchange offer is commenced, ADC will provide optionholders who are eligible to participate in the exchange offer with written materials explaining the precise terms and timing of the exchange offer. Employees who are eligible to participate in the exchange offer should read these written materials carefully when they become available because they will contain important information about the exchange offer, including certain risks associated with the exchange offer. Upon the commencement of the exchange offer, ADC will also file the written materials relating to the exchange offer with the Securities and Exchange Commission as part of a tender offer statement. ADC's shareowners and optionholders will be able to obtain these written materials and other documents filed by ADC with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission's web site at www.sec.gov or from ADC's investor Relations web site at www.adc.com/investor by clicking on Financial Information, then clicking on SEC Filings.

01/21/03

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Tools for Managers/2003 ADC Stock Option Exchange Program

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QuickLinks

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  Attachment (2)
Stock Option Exchange Program Question and Answer
Glossary for Exchange Program
Resources
Country Participation Status
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  Attachment (8)